Exhibit (a)(1)(J)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares or ADSs (each as defined below). The U.S. Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated as of September 14, 2016, any amendments or supplements thereto, the Form of Acceptance and the ADS Letter of Transmittal, and is being made to all U.S. holders of Shares and all holders of ADSs, wherever located. The making of the U.S. Offer in jurisdictions other than the United States may be restricted or prohibited by law. Purchaser (as defined below) is currently not aware of any jurisdiction where the making of the U.S. Offer is restricted or prohibited by law. If Purchaser becomes aware of any such restriction or prohibition on the making of the U.S. Offer or the acceptance of the Shares or ADSs, Purchaser will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the U.S. Offer. If, after a good faith effort, Purchaser cannot comply, Purchaser will not make the U.S. Offer to holders of Shares and ADSs in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the U.S. Offer to be made by a licensed broker or dealer, the U.S. Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF U.S. OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES HELD BY U.S. HOLDERS

and

ALL OUTSTANDING AMERICAN DEPOSITARY SHARES REPRESENTING SHARES

of

ENDESA AMÉRICAS S.A.

for

Ch$300 PER SHARE

and

Ch$9,000 PER AMERICAN DEPOSITARY SHARE

by

ENERSIS AMÉRICAS S.A.

Enersis Américas S.A., a Chilean publicly held limited liability stock corporation (sociedad anónima) (“Purchaser”) is offering to purchase (the “U.S. Offer”):

(i) all of the issued and outstanding common stock, without par value, of Endesa Américas S.A. (“Endesa Américas”), a Chilean publicly held limited liability stock corporation (sociedad anónima) (the “Shares”), that are held by U.S. holders, other than Shares currently owned by Purchaser; and

(ii) all of the outstanding American Depositary Shares, each representing thirty (30) Shares (the “ADSs”), from all holders, wherever located, in each case, upon the terms set forth in the Offer to Purchase, dated as of September 14, 2016 (the “Offer to Purchase”) and in the related Form of Acceptance and ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, Purchaser is making an offer in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Shares from all holders of Shares, wherever located, other than Shares currently owned by Purchaser (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”), for the same price and on substantially the same terms as the Shares offered to be purchased pursuant to the U.S. Offer. The U.S. Offer is open to all holders of ADSs, wherever located, including Chilean-resident holders, and to all holders of Shares who are U.S. holders. Holders of Shares who are not U.S. holders may only tender their Shares into the Chilean Offer. The Chilean Offer is open to all holders of Shares, wherever located, including U.S. holders.

THE U.S. OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 4:30 P.M., NEW YORK

CITY TIME, ON OCTOBER 28, 2016, UNLESS THE U.S. OFFER IS EXTENDED.

The Offers are being made in connection with the proposed merger of Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) with and into Purchaser (the “Merger”). In connection with the Merger and the Offers, holders of Shares will have the option to (i) participate in the Merger, (ii) participate in the Offers, or (iii) exercise statutory merger dissenters’ withdrawal rights under Chilean law with respect to the Merger. The Merger, the Offers and statutory merger dissenters’ withdrawal rights are more fully described in the Offer to Purchase. Purchaser currently owns 4,919,488,794 Shares, representing approximately 59.98% of the outstanding Shares of Endesa Américas.

In the U.S. Offer, Purchaser is offering to pay Ch$300 per Share and Ch$9,000 per ADS, in each case, in cash, without interest, payable in U.S. dollars, less the amount of any withholding taxes and distribution fees that may be applicable, upon the terms set forth in the Offer to Purchase and in the related Form of Acceptance and ADS Letter of Transmittal, as applicable. For purposes of any payment in U.S. dollars, Chilean pesos will be converted to U.S. dollars based upon the weighted average exchange rate for the foreign currency conversions of such Chilean peso amounts effected by Banco Santander Chile S.A. on behalf of Purchaser on the next business day that the foreign exchange market is open in Chile subsequent to the announcement of the results of the Offers. Purchaser will accept for payment Shares or ADSs that are validly tendered and not withdrawn before 4:30 p.m., New York City time, on October 28, 2016 (the “Expiration Date”).

The U.S. Offer will expire at 4:30 p.m., New York City time, on the Expiration Date, unless extended. No extension is currently contemplated. However, Purchaser may extend the U.S. Offer in certain circumstances. Any extension would be made in accordance with the section entitled “The U.S. Offer—Section 14. Extension of the U.S. Offer; Termination; Amendment” in the Offer to Purchase. No subsequent offering period pursuant to Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), is currently contemplated following the expiration of the initial offering period of the U.S. Offer.

The U.S. Offer is subject to following conditions: (i) the approval of the Merger by the respective shareholders of Purchaser, Endesa Américas and Chilectra Américas at separate extraordinary shareholders’ meetings of Purchaser, Endesa Américas and Chilectra Américas; (ii) less than 10% of the outstanding shares of Purchaser, 10% of the outstanding shares of Endesa Américas and 0.91% of the outstanding shares of Chilectra Américas exercising the statutory merger dissenters’ withdrawal rights in connection with the Merger, provided that no shareholder will own more than 65% of Purchaser on the day of expiration of the period to exercise statutory merger dissenters’ withdrawal rights by dissenting shareholders, considering the number of shares in the new share capital of Purchaser to be approved by the extraordinary shareholders’ meetings of Purchaser, Chilectra Américas and Endesa Américas; and (iii) the absence of any Material Adverse Effect (as defined in the Offer to Purchase). See the section entitled “The U.S. Offer—Section 12. Conditions of the U.S. Offer” in the Offer to Purchase. No third party financing will be necessary to complete the U.S. Offer. The Offers are not subject to a financing condition.

Pursuant to Chilean laws, each member of the board of directors of Endesa Américas in his or her individual capacity must issue an opinion to shareholders with respect to the Offers. Pursuant to the Exchange Act, Endesa Américas is required to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) within ten (10) business days from the date of commencement of the U.S. Offer. In the Schedule 14D-9, Endesa Américas is required to set forth whether Endesa Américas recommends acceptance or rejection of the U.S. Offer, expresses no opinion and remains neutral toward the U.S. Offer or is unable to take a position with respect to the U.S. Offer, and the reasons therefor. However, the Board of Directors of Endesa Americas intends to take action at the time of the formal commencement of the U.S. Offer to determine the recommendation of the Board with respect to the U.S. Offer as required by Rule 14e-2 under the Exchange Act.

U.S. holders of Shares wishing to accept the U.S. Offer must deliver a Form of Acceptance properly completed and duly executed, and all other documents required therein, to Computershare Trust Company, N.A. (the “U.S. Share Tender Agent”) at one of its addresses set forth in the Form of Acceptance. In addition, holders of Shares must (i) deliver the título(s) (share certificate(s)) if Shares are held in certificated form, or (ii) arrange for the book-entry delivery of the Shares through the system of DCV Registros S.A. (“DCV”) in Chile to the DCV Custodial Account (DCV 12-026-005), as set forth in the Form of Acceptance. All of the above steps must be completed prior to 4:30 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended. Any holders of Shares whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender such Shares.

ADS holders wishing to accept the U.S. Offer must (i) deliver an ADS Letter of Transmittal properly completed and duly executed, and all other documents required therein, including the American Depositary Receipts for the ADSs to be tendered, to Citibank, N.A. (the “ADS Tender Agent”) at one of its addresses set forth in the ADS Letter of Transmittal for receipt, (ii) cause such holders’ broker, dealer, commercial bank, trust company or other nominee to arrange for the book-entry delivery of the ADSs to the ADS Tender Agent through the Depository Trust Company (“DTC”), or (iii) comply with the guaranteed delivery procedures described in the ADS Letter of Transmittal. Each such procedure must be completed before 4:30 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended. In connection with book-entry transfers, the ADS Tender Agent must receive before 4:30 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended, (i) a confirmation of such transfer into the ADS Tender Agent’s account at DTC and (ii) a properly completed and duly executed ADS Letter of Transmittal or an Agent’s Message (as defined in the Offer to Purchase). Securities intermediaries may establish cutoff times and dates earlier than 4:30 p.m., New York City time, on the Expiration Date to receive instructions to tender ADSs.

In any event, if you are a U.S. holder of Shares and you intend to tender all or any portion of your Shares into the U.S. Offer, or, if you are a holder of ADSs, wherever located, and you intend to tender all or any portion of such ADSs into the U.S. Offer, in each case, you must follow the procedures set forth in the sections entitled “The U.S. Offer—Section 3. Procedures for Accepting the U.S. Offer – Holders of Shares” and “—Section 4. Procedures for Accepting the U.S. Offer – Holders of ADSs” in the Offer to Purchase, as applicable.

Purchaser will accept for payment all Shares and ADSs validly tendered, and not properly withdrawn, before 4:30 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended, and will pay for such Shares and ADSs promptly after the later of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions of the U.S. Offer and in any case pursuant to applicable Chilean law or practice. In all cases, payment for Shares and ADSs accepted for payment pursuant to the U.S. Offer will be made only after timely receipt of the required documents by the U.S. Share Tender Agent or the ADS Tender Agent, as applicable, in accordance with the procedures for tendering into the U.S. Offer. Payment for Shares or ADSs tendered and accepted for payment pursuant to the U.S. Offer will be made by deposit of the purchase price with the U.S. Share Tender Agent, which will act as agent for the tendering holders of Shares, or the ADS Tender Agent, which will act as agent for the tendering holders of ADSs, respectively, for the purpose of receiving payments from Purchaser and transmitting such payments to tendering holders of Shares and holders of ADSs, as the case may be. All payments will be less the amount of any withholding taxes and distribution fees that may be applicable. Under no circumstances will Purchaser pay interest on the consideration paid for Shares or ADSs pursuant to the U.S. Offer.

You can withdraw some or all of the Shares or ADSs that you previously tendered into the U.S. Offer at any time before 4:30 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended. If you have tendered Shares or ADSs, you must properly complete and duly execute a notice of withdrawal for such Shares or ADSs, and such notice must be received by the U.S. Share Tender Agent or ADS Tender Agent, as applicable, before 4:30 p.m., New York City time, on the Expiration Date, unless the U.S. Offer is extended. After such time, your withdrawal rights will be suspended. Your withdrawal rights will subsequently terminate upon our acceptance for payment of your validly tendered Shares or ADSs.

For an explanation of certain effects of the Offers and the Merger on the Shares and ADSs and the rights of holders thereof as a result of the transaction, see the section entitled “Special Factors—Section 5. Certain Effects of the Offers” in the Offer to Purchase.

A U.S. Holder (as defined for U.S. federal income tax purposes) that tenders all Shares or ADSs pursuant to the U.S. Offer will generally recognize capital gain or loss equal to the difference between the amount of cash received and the tax basis for the Shares or ADSs tendered. For a U.S. Holder that tenders some but not all Shares or ADSs pursuant to the U.S. Offer, Enersis Américas believes that the cash received in the U.S. Offer will be treated for U.S. federal income tax purposes as consideration received in connection with the Merger. Therefore such U.S. Holder should generally be taxed on any gain realized, but not loss, to the extent of cash received in the U.S. Offer. Gain would be realized to the extent the value of shares or ADSs of Enersis Américas received in the Merger and cash received in the U.S. Offer exceeds the tax basis for the Shares or ADSs exchanged and tendered. However, if the cash received in the U.S. Offer is more properly treated for U.S. federal income tax purposes as not connected with the Merger, then a U.S. Holder that tenders some but not all its Shares or ADSs would be taxed on any gain, or loss, equal to the difference between the amount of cash received and the tax basis for the Shares or ADSs tendered. In either scenario, such taxable gain (or, in the latter scenario, loss) generally will constitute capital gain or loss. See the section entitled “Special Factors—Section 11. Material U.S. Federal Income Tax Consequences” in the Offer to Purchase.

Upon the sale of ADSs pursuant to the U.S. Offer, any gain or loss recognized by an individual who is not domiciled in or a resident of Chile or any legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “Non-Chilean Holder”) will not be subject to Chilean tax law. Gains recognized by a Non-Chilean Holder upon the sale of Shares pursuant to the U.S. Offer will not be subject to Chilean taxes, provided that certain mandatory requirements described in the section entitled “The U.S. Offer—Section 6. Tax Consequences—Chilean Tax Consequences for U.S. Holders” in the Offer to Purchase are met. No Chilean stamp, issue, registration or similar taxes or duties will apply to the sale of Shares or ADSs pursuant to the U.S. Offer.

Each holder of Shares or ADSs is urged to consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of the tender of Shares or ADSs pursuant to the U.S. Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase, the Form of Acceptance and the ADS Letter of Transmittal and is incorporated herein by reference. Endesa Américas has provided Purchaser with Endesa Américas’ stockholder list and securities position listings in respect of the Shares and ADSs for the purpose of disseminating the Offer to Purchase, the Form of Acceptance, the ADS Letter of Transmittal and other relevant materials to the holders of such Shares and ADSs. To the extent required by law, the Offer to Purchase, the Form of Acceptance and the ADS Letter of Transmittal will be mailed to record holders of Shares and ADSs and will be furnished to brokers and other securities intermediaries whose names, or the names of whose securities intermediaries, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of securities.

The Offer to Purchase, the Form of Acceptance and the ADS Letter of Transmittal contain important information. Share and ADS holders should carefully read them in their entirety before any decision is made with respect to the U.S. Offer.

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and address set forth below. Additional copies of the Offer to Purchase, the Form of Acceptance, the ADS Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Purchaser’s expense. Holders of Shares and ADSs may also contact their broker, bank or other securities intermediary for assistance concerning the U.S. Offer.

The Information Agent for the U.S. Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

U.S. Toll Free Number: (866) 682-6148

September 14, 2016